FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit (a)(2)(xxxii)

ENDESA, Sociedad Anónima
(ENDESA)
Special General Shareholders’ Meeting

On August 3, 2007, the Board of Directors of the Company resolved to convene the Special General Shareholders’ Meeting, to be held in Madrid, in Pavilion No. 9 of the trade fair grounds and convention center Parque Ferial Juan Carlos I (IFEMA), on September 25, 2007, at 11:00 a.m. in first call.  In the event that the General Meeting cannot be held in first call because the necessary quorum is not achieved, it will be held in the same place and at the same time on September 26, 2007, in second call.  (It is foreseeable, in consideration of the Company’s present shareholder structure, that the Meeting will indeed be held in first call), in accordance with the following

AGENDA

ONE.  Amendment of article 32 of the Corporate Bylaws (Limitation of voting rights).

TWO.  Amendment of article 37 of the Corporate Bylaws (Number and types of Directors).

THREE.  Amendment of article 38 of the Corporate Bylaws (Term of office of Director).

FOUR.  Amendment of article 42 of the Corporate Bylaws (Incompatibilities of Directors).

FIVE.  Authorization to the Board of Directors for the execution and implementation may be, of the resolutions adopted by the General Meeting, as well as to substitute the authorities it receives from the General meeting, and granting of authorities for processing the said resolutions as a public instrument, registration thereof and, as the case may be, correction thereof.

SUPPLEMENT TO MEETING NOTICE

In accordance with article 97.3 of the Spanish Corporations Law (“Ley de Sociedades Anónimas”), shareholders who represent at least five percent of the capital stock may request that a supplement to this meeting notice be published, including one or more items on the Agenda for the General Meeting.  The exercise of this right must be made by attestable notice which must be received at the Company’s registered offices, at calle Ribera del Loira, 60, 28042-Madrid, attention:  Secretary-General and Secretary of the Board of Directors, within five days following the publication of this official meeting notice.

PARTICIPATION OF NOTARY PUBLIC AT GENERAL MEETING

The minutes of the Special General Shareholders’ Meeting shall be drawn up by a Notary Public who is a member of the Madrid College of Notaries Public, as so requested for this purpose by the Directors, in accordance with the provisions of article 114 of the Spanish Corporations Law, as amended, in relation to article 101 of the Mercantile Registry Regulations, article 34 of the Corporate Bylaws and article 21 of the General Meeting Regulations.

Exhibit (a)(2)(xxxii)

ATTENDANCE PREMIUM

Shareholders who participate in any form at the Special General Meeting, whether directly, by proxy, or by long-distance voting, shall be entitled to receive an ATTENDANCE PREMIUM of fifteen euro cents gross per share (0.15 euros gross per share), provided that they have them recorded in the pertinent book-entry ledger five days in advance of the date scheduled for holding the General Meeting in first call.  Payment shall be made through the member entities of the clearinghouse Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores (IBERCLEAR).

RIGHT TO ATTEND AND PUBLIC REQUEST FOR PROXY

The following may attend the Special General Shareholders’ Meeting:  shareholders who, individually or pooled with others, are the owners of at least 50 shares, provided that they have them registered in the pertinent book-entry ledger five days in advance of the holding of the Meeting, and are in possession of the pertinent attendance card.  The shares of Endesa are represented through the book-entry system, as a consequence of which attendance, voting and proxy cards shall be issued and provided by the financial institutions participating in IBERCLEAR at which the shareholders have their shares deposited, without prejudice to the certificates of standing issued in accordance with the entries of the accounting ledger of the pertinent responsible or member institution.

Each shareholder entitled to attend may have himself or herself represented at the Special General Shareholders’ Meeting by means of another person, in accordance with the provisions on this subject matter of article 106 of the Spanish Corporations Law (“Ley de Sociedades Anónimas”), the Corporate Bylaws and the General Meeting Regulations.

In case of proxies sent to the Company or granted in favor of its Directors or of the Secretary of the Board of Directors, whether directly or through the entities acting as custodian of the shares or entrusted with recording the book-entries in relation thereto, the following rules shall apply, unless otherwise directed by the grantor shareholder.

In the event that the person to whom the proxy is delegated is not named, said proxy shall be deemed to be granted to the Secretary of the Board of Directors.

If the proxyholder so appointed is legally subject to a conflict of interest in voting on any of the proposals which, on or off the Agenda, are submitted to the Special General Shareholders’ Meeting, the proxy shall be deemed to be delegated to the Secretary of the Board of Directors, unless otherwise directed by the grantor shareholder. Likewise, the proxy extends to those matters which, even if not appearing on the meeting Agenda, may be submitted to voting at the Special General Shareholders’ Meeting.  In this case, and unless otherwise directed by the grantor shareholder, the proxyholder shall cast a vote in the direction he or she deems most favorable to the interests of the grantor shareholder.

Exhibit (a)(2)(xxxii)

Said Proxies shall contain the shareholder’s voting instructions, it being understood that, if such instructions are not given, the proxyholder shall (1) vote in favor of the proposed resolutions presented by the Board of Directors and of the business included on the Agenda formulated thereby, and against the proposed resolutions included in the supplement to the Agenda formulated, as the case may be, in accordance with article 97.3 of the Spanish Corporations Law (“Ley de Sociedades Anónimas”).  2.  In the event that during the Special General Shareholders’ Meeting alternative proposals are presented on the business included on the Agenda and they are submitted to voting, the proxyholder shall exercise the vote in the sense he deems most favorable to the interest of the grantor shareholder.

GENERAL INFORMATION

It is expressly stated for the record that the amendment of the aforesaid articles of the Corporate Bylaws constitutes a condition to which ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.l. (the “Offerors”) have subjected the effectiveness of the public tender offer formulated by the said company on Endesa’s shares.  Consequently, the lack of approval of the said resolutions to amend the bylaws could lead to the tender offer becoming void, unless the offerors waive satisfaction of the condition.  Shareholders may consult the Prospectus and other documentation in relation to the tender offer on Endesa’s website (www.endesa.es) or on the website of the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores; CNMV) (www.cnmv.es).

Duly in advance of the date the Special General Shareholders’ Meeting is to be held, and following the appropriate legal consultations, the Board of Directors shall make public the criteria which, in accordance with the provisions of article 32 of the Corporate Bylaws, must be followed in order to form the necessary majority to proceed with the amendment thereof.

RIGHT TO INFORMATION

In accordance with article 144.1.a) of the Spanish Corporations Law (“Ley de Sociedades Anónimas”) and as otherwise provided by the said law, as amended, the shareholders may examine at the registered offices and obtain from the Company, immediately and free of charge, the following texts and documentation:

Full text of the proposed resolutions in relation to each one of the agenda items.
Directors’ Report in relation to the resolutions in respect of bylaw amendments.

All texts and documentation relating to the Special General Shareholders’ Meeting may be consulted and obtained on the company’s website www.endesa.es.  Likewise, the shareholders are informed that the Special General Shareholders’ Meeting may be followed on the above-mentioned website.

DELIVERY OF DOCUMENTATION

For shareholders’ greater convenience and in order to avoid crowds at the entrance to the premises at which the Special General Shareholders’ Meeting will be held, the delivery of the documentation referred to above and of the attendance gift shall take place, subject to presentation of the attendance card, at the registered offices of the Company, located at c/Ribera del Loira, no. 60, Monday through Friday from 9:00 a.m. through 2:00 p.m. and from 4:00 p.m. through 6:00 p.m.

Exhibit (a)(2)(xxxii)

RULES ON LONG-DISTANCE VOTING AND GRANTING OF PROXY

The Board of Directors of Endesa has decided, in accordance with the provisions of article 30 bis of the Corporate Bylaws and article 20 bis of the General Meeting Regulations, that at this Special General Shareholders’ Meeting, the following rules on the subject of long-distance voting and granting of proxy shall apply as from the date of publication of the pertinent meeting notice:

1.	VOTING THROUGH LONG-DISTANCE COMMUNICATION
Endesa shareholders entitled to attend and vote may cast their vote in relation to the agenda items of the Special General Shareholders’ Meeting through long-distance communication and prior to the General Meeting being held, in the terms contemplated by the Spanish Corporations Law, article 30 bis of the Corporate Bylaws, and articles 10 and 20 bis of the General Meeting Regulations.
1.1	Means for casting long-distance vote
The long-distance means of communication valid for casting a long-distance vote are as follows:
(i)	Electronic means:
In order to cast a long-distance vote by electronic communication with the Company, Endesa shareholders must do so through the Company’s webpage www.endesa.es, accessing the space dedicated to the Special General Shareholders’ Meeting, under the section of long-distance voting and granting of proxy.  In accordance with the provisions of the Bylaws and the General Meting Regulations, the mechanism for casting a vote by electronic means must afford due guarantees of authenticity and identification of the shareholder exercising the said voting right.  The guarantees which, in accordance with the provisions of article 20 bis of the General Meeting Regulations, the Board of Directors deems adequate in order to ensure the authenticity and identification of the shareholder exercising his or her voting right are the recognized electronic signature and the advanced electronic signature, in the terms provided by Law 59/2003, of December 19, on electronic signature, provided that they are based on a recognized electronic certificate in relation to which there is no record of revocation and which has been issued by the Spanish Certification Public Authority (CERES) dependent upon the Spanish National Mint.  Those shareholders in possession of an electronic signature that meet the requisites indicated above and are identified through such signature, as well as those shareholders who possess the electronic National Identity Card (DNIe), may cast their vote in relation to the agenda items of the Special General Shareholders’ Meeting, through the Company’s website www.endesa.es, by following the procedure established therein.
(ii)	Postal mail:
In order to cast a long-distance vote by postal mail, shareholders must complete and sign the section “Long-Distance Voting by Post” of the attendance, proxy and long-distance voting card issued as a hardcopy by the entity participating in IBERCLEAR at which they have their shares deposited.  Once the attendance, proxy and long-distance voting card has been completed and signed in the section assigned to “Long-Distance Voting by Post”), the shareholder may send it:

Exhibit (a)(2)(xxxii)

1.	By postal mail to the address: ENDESA, S.A. (JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS– SPECIAL GENERAL SHAREHOLDERS’ MEETING), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID.
2.	By means of the postage-paid, business reply envelope included, as the case may be, with the card.
3.	By messenger service equivalent to postal mail to the address indicated above.
4.	By delivery of the completed and signed card to the entity participating in IBERCLEAR at which his or her shares are deposited.
In the event that the attendance card issued by the entity participating in IBERCLEAR does not include the section dedicated to “Long-Distance Voting by Post”, a shareholder who wishes to vote long-distance by post must download from Endesa’s webpage www.endesa.es and print out a hardcopy of the Long-Distance Voting Card, complete and sign it together with the attendance card Issued by the participating entity in IBERCLEAR.  Once both cards have been completed and signed, the shareholder shall send them:
1.	By postal mail to the address: ENDESA, S.A. (JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS– SPECIAL GENERAL SHAREHOLDERS’ MEETING), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID.
2.	By messenger service equivalent to postal mail to the address indicated above.
3.	By delivery of the completed and signed card to the entity participating in IBERCLEAR at which his or her shares are deposited.
2.	DELEGATION OF PROXY BY MEANS OF LONG-DISTANCE COMMUNICATION
Endesa shareholders may delegate their proxy through long-distance communication prior to the Special General Shareholders’ Meeting being held, in the terms contemplated by the Spanish Corporations Law, article 30 bis of the Corporate Bylaws and article 20 bis of the General Meeting Regulations and in those set forth above in this official meeting notice.
2.1	Means for delegating proxy
The long-distance means of communication valid for delegation of proxy are as follows:
(i)	Electronic means:
In order to delegate a proxy by electronic communication with the Company, Endesa shareholders must do so through the Company’s webpage www.endesa.es, accessing the space dedicated to the Special General Shareholders’ Meeting, under the section of long-distance voting and granting of proxy.  In accordance with the provisions of the Bylaws and the General Meeting Regulations, the mechanism for casting a vote by electronic means must afford due guarantees of authenticity and identification of the shareholder exercising the said voting right.  The guarantees which, in accordance with the provisions of article 20 bis of the General Meeting Regulations, the Board of Directors deems adequate in order to ensure the authenticity and identification of the shareholder exercising his or her voting right are the recognized electronic signature and the advanced electronic signature, in the terms provided by Law 59/2003, of December 19, on electronic signature, provided that they are based on a recognized electronic certificate in relation to which there is no record of revocation and which has been issued by the Spanish Certification Public Authority (CERES) dependent upon the Spanish National Mint.  Those shareholders in possession of an electronic signature that meet the requisites indicated above and are identified through such signature, as well as those shareholders who possess the electronic National Identity Card (DNIe), may delegate their proxy through the Company’s webpage www.endesa.es, by following the procedure established therein. A shareholder who delegates his or her proxy electronically is required to notify the proxyholder so appointed of the proxy so delegated.  When the proxy is delegated to a Director or to the Secretary of the Board of Directors of Endesa this notice shall be deemed to be given by means of the receipt of such electronic proxy by Endesa.  On the day and in the place where the General Meeting is to be held, the appointed proxyholders shall identify themselves through their National Identity Card or Passport in order that the Company may check the proxy granted, accompanied, as the case may be, by a copy of the said electronic proxy.  The proxyholder may only cast the vote of the grantor by attending the General Meeting in person.

Exhibit (a)(2)(xxxii)

(ii)	Postal mail:
In order to delegate a proxy by postal mail, shareholders must complete and sign the proxy section of the attendance card issued as a hardcopy by the entity participating in IBERCLEAR.  The person to whom voting is delegated may only vote by attending the General Meeting in person.
The shareholder may send the card, duly completed and signed:
1.	By postal mail to the address: ENDESA, S.A. (JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS– SPECIAL GENERAL SHAREHOLDERS’ MEETING ), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID.
2.	By means of the postage-paid, business reply envelope included, as the case may be, with the card.
3.	By messenger service equivalent to postal mail to the address indicated above.
4.	By delivery of the completed and signed card to the entity participating in IBERCLEAR at which his or her shares are deposited
On the day and in the place where the Special General Shareholders’ Meeting is to be held, the appointed proxyholders shall identify themselves through their National Identity Card or Passport in order that the Company may check the proxy granted, accompanied, as the case may be, by a copy of the said proxy.
3.	BASIC RULES FOR LONG-DISTANCE VOTING AND DELEGATION OF PROXY
3.1	Deadline for receipt by the Company of long-distance proxies and votes.
           In order to be valid and in accordance with the provisions of the General  Meeting Regulations, both long-distance proxies as well as votes (whether electronic or postal) shall be received by the Company 24 hours prior to the day and time scheduled for the Special General Shareholders’ Meeting to be held in first call.  If not, the proxy shall be deemed not to have been granted and the vote not cast, unless the subsequent receipt, albeit prior to the holding of the Special General Shareholders’ Meeting allows performing the proper verification and computation with a view towards the preparation and holding thereof.
3.2	Rules of preference between proxy, long-distance vote and presence at General Meeting
3.2.1	Priorities between proxy, long-distance vote and physical attendance
(i)
Personal attendance at a Special General Shareholders’ Meeting by a shareholder who had previously delegated or voted long distance, no matter the means used to cast the vote, shall render the said proxy or vote null and void.

(ii)
Furthermore, a vote, no matter the means used to cast it, shall render ineffective any electronic proxy or proxy by printed card, even if previous, which shall deemed to be revoked, or subsequent, which shall be deemed not to have taken place.

Exhibit (a)(2)(xxxii)

3.2.2	Priorities between proxies
In the event that a shareholder validly makes several proxy delegations, the last one received by the Company shall prevail.
3.2.3	Priorities between long-distance votes
A shareholder may validly vote long distance only once in relation to each position of securities.  In the event that a shareholder makes several long-distance votes with respect to the same shares, whether electronically or by postal mail, the vote first received by the Company shall prevail, and any votes received on a subsequent date shall be invalid.  A revocation or modification of that long-distance vote shall require the personal attendance of the shareholder at the Special General Shareholders’ Meeting.
3.3	Specificity of long-distance vote
A shareholder who wishes to vote by distance (through electronic means or postal mail) must indicate the specific direction of his or her vote for each one of the items included on the Agenda. If, in relation to any of the Agenda items, he or she does not specify the direction of his or her vote, he or she shall be deemed to have voted in favor of the proposals of the Board of Directors on the business included on the Agenda as formulated by the latter, and against the further proposed resolutions included in the supplement to the agenda formulated, as the case may be, in accordance with article 97.3 of the Spanish Corporations Law (“Ley de Sociedades Anónimas”).
3.4	Other Provisions
In the event that electronic means are employed, only one electronic action per each type of operation (one vote and one proxy) may be utilized.
Both a long-distance proxy as well as a vote shall remain null and void as a consequence of the disposal of the shares which entitle attendance of which the Company becomes aware.
The shareholder is exclusively responsible for the custody of his electronic signature in order to vote or delegate a proxy electronically.
3.5	Special Rules
Shareholders that are legal entities and those not resident in Spain must consult with the Shareholder Relations Line 900 666 900 the possibility, as the case may be, of adapting, with proper guarantees, the long-distance voting and proxy mechanisms to their peculiarities.
Furthermore, in the event that the shareholder is a legal entity, the latter must notify the Company of any change or revocation in the powers held by its representative and, therefore, Endesa declines any liability until such notification takes place.
4.	TECHNICAL INCIDENTS
Endesa reserves the right to modify, suspend, cancel or restrict the electronic voting and proxy mechanisms when so required for technical or security reasons.
Endesa shall not be liable for any damages which may be caused to a shareholder arising out of breakdowns, overloads, dropped lines, failed connections, malfunctioning of postal service or any other eventuality of a like or similar nature, removed from the will of Endesa, which prevent the use of the long-distance voting and proxy mechanisms.

ADDITIONAL INFORMATION

The personal data submitted by shareholders for the exercise or delegation of their rights to attend and vote at the General Meeting shall be processed by the Company for the sole purposes of allowing the exercise of these rights.  When legally applicable, rights to access, rectification, cancellation and opposition may be exercised.

Exhibit (a)(2)(xxxii)
For any clarification concerning the delivery of documentation and any other aspect referring to this meeting notice, shareholders are directed to the Information Office located at the registered offices, calle Ribera del Loira, no. 60, Madrid, either in person or by telephoning 900 666 900 from 9:00 a.m. through 2:00 p.m. and from 4:00 p.m. through 6:00 p.m., Monday through Friday.

FORECASTED DATE OF GENERAL MEETING

ENDESA HEREBY INFORMS ITS SHAREHOLDERS THAT, GIVEN THE COMPANY’S PRESENT SHAREHOLDER COMPOSITION, IT IS FORESEEABLE THAT THE SPECIAL GENERAL SHAREHOLDERS’ MEETING WILL BE HELD IN FIRST CALL, THAT IS, ON SEPTEMBER 25, 2007, IN THE PLACE AND AT THE TIME INDICATED ABOVE.

Madrid, August 6, 2007
Secretary General and Secretary of the Board of Directors
Salvador Montejo Velilla

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: August 7, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations